DevvStream Corp.
2108 N St., Suite 4254
Sacramento, California 95816

September 18, 2026
VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:
DevvStream Corp. (the “Company”)
Request to Withdraw Registration Statement on Form S-1
Filed on August 22, 2025
File No. 333-289815

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), DevvStream Corp. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registrant’s Registration Statement on Form S-1 (File No. 333-289815). filed with the Commission on August 22, 2025, together with all amendments and exhibits thereto (collectively, the “Registration Statement”), effective as of the date hereof.

The Registrant is withdrawing the Registration Statement because the Registrant terminated the agreement with Helena Global Investment Opportunities that governed the shares being registered under the Registration Statement. Based on the foregoing, the Registrant submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

None of the Company’s common shares have been or will be sold pursuant to the Registration Statement. Pursuant to Rule 477(b) under the Securities Act, the Registrant understands that this request for withdrawal of the Registration Statement will be deemed granted as of the date hereof, unless the Registrant receives notice from the Commission within 15 days of the date hereof that such request will not be granted. In accordance with Rule 457(p) under the Securities Act, the Registrant requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Registrant’s account for future use.

We appreciate your time and attention to this matter. Should you have any questions, please call our counsel, Julio Esquivel, of Shumaker, Loop & Kendrick, LLP, at (813) 227-2325.

Very truly yours,

By:	/s/ Sunny Trinh
	Name:	Sunny Trinh
	Title:	Chief Executive Officer

c: Julio C. Esquivel, Shumaker, Loop & Kendrick, LLP